[redacted]

SEC Mail Processing Section

AUG 08 2012

Washington DC 109

SECI 11023907 SSION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 68061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2011 (MM/DD/YY) AND ENDING 06/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LMV CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 EAST 26th STREET, SUITE 1600
(No. and Street)

NEW YORK, N.Y. 10010
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ZEEV KLEIN (212) 268-8361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, N.Y. N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ZEEV KLEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LMV CAPITAL CORP., as of JUNE 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

ROBERT M. BURNAT
Notary Public, State of New York
No. 01BU4778315
Qualified in New York County
Commission Expires June 30, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LMV CAPITAL CORP.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

FOR THE YEAR ENDED

JUNE 30, 2012

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

LMV CAPITAL CORP.

CONTENTS

JUNE 30, 2012

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholder's of

LMV CAPITAL CORP.

I have audited the accompanying statement of financial condition of LMV Capital Corp, as of June 30, 2012, and the related statements of operations, changes in Stockholder's Equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of LMV Capital Corp. as of June 30, 2012, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

July 24, 2012

LMV CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

June 30, 2012

ASSETS

Cash		$ 9,885
Total assets		**$ 9,885**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses		$ 2,342
Total Liabilities		2,342
Stockholder's Equity:		
Common stock, at par value of $0.0001, 200 shares authorized, issued and outstanding.	$ -	
Additional paid in capital	34,606	
Retained earning (deficit)	(27,063)	
Total Stockholder's Equity		7,543
Total Liabilities and Stockholder's Equity		**$ 9,885**

See notes to financial statements.

LMV CAPITAL CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED June 30, 2012

Revenues:		
Fee income		$ 185,000
Expenses:		
Professional fees	$ 63,000	
Registrations and assessments	4,651	
Total expenses		**67,651**
Net Income		**$ 117,349**

See notes to financial statements

LMV CAPITAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2012

Cash flows from operating activities		
Net income		$117,349
Decrease in accrued expenses		(1,658)
Net cash provided by operating activities		**115,691**
Cash flows from investing activities		**-0-**
Stockholder contributions	$ 5,000	
Stockholder distributions	(130,000)	(125,000)
Net decrease in cash		**(9,309)**
Cash:		
Cash-Beginning, July 1, 2011		19,194
Cash-Ending, June 30, 2012		**$ 9,885**

The accompanying notes are an integral part of these financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

LMV CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2012

	Common Stock	Additional paid in Capital	Retained Earnings (deficit)	Total Stock-holder's Equity
Balance beginning of Period	$ -	$ 29,606	$ (14,412)	$ 15,194
Stockholder contributions	-	5,000	-	5,000
Stockholder distributions	-	-	(130,000)	(130,000)
Net income			117,349	117,349
Balance end of period	$	$ 34,606	$ (27,063)	$ 7,543

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

LMV CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2012

1. ORGANIZATION AND NATURE OF BUSINESS:

LMV Capital Corp. (the "Company"), a Delaware corporation, was organized on September 17, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC", and is a member of the Financial Industry Regulatory Authority (""FINRA"). The primary business of the Company is advisory and placement services related to mergers and acquisitions for which it receives fees in various forms. The Company is a wholly owned subsidiary of LMV Capital Holdings Corp. (the "Stockholder").

2. SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. REVENUE RECOGNITION

Commission income and related expenses are recorded on the accrual basis.

4. INCOME TAXES

The Company, with the consent of the Stockholder, has elected under the Internal Revenue Code (the "IRC") to be a Subchapter S Subsidiary Corporation ("Qsub"). The Stockholder has elected under the IRC to be a S Corporation. The Stockholder is responsible for filing the applicable tax returns and including the financial results of the Company. The Company does not file a tax return.

5. NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital as reported on page 8 of this audited Form X-17A-5 indicates net capital of $7,543. In July 2012, the Company filed part IIA of Form X-17 A-5 (unaudited) and reported the same net capital of $7,543, which was $2,543 in excess of the minimum net capital.

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i) of the rule.

6. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Landmark Ventures, Inc., an affiliate of the Company, which provides for the use of office space, furnishings and equipment free of charge.

LMV CAPITAL CORPO.

COMPUTATION OF NET CAPITAL

JUNE 30, 2012

Stockholder's Equity		$ 7,543
Less: non-allowable assets		-0-
Net capital before haircuts		7,543
Less: haircuts on securities		-0-
Net capital		**7,543**
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate Indebtedness $2,342)	$ 156	5,000
Excess net capital		**$ 2,543**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 2,342**
Percentage of aggregate indebtedness to net capital	**31.05%**

See notes to financial statements.

LMV CAPITAL CORP.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

JUNE 30, 2012

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 7,543
Adjustments:	-0-
Net capital per audited report, June 30, 2012	$ 7,543

LMV CAPITAL CORP.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 FOR THE YEAR ENDED JUNE 30, 2012

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of June 30, 2012.

LMV CAPITAL CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2012

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i) of the rule.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder's of

LMV CAPITAL CORP.

In planning and performing our audit of the financial statements and supplementary schedules of LMV Capital Corp. (the "Company") for the year ended June 30, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies that results in more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2012, to meet the SEC's objectives.

This report recognized that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulation Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

July 24, 2012